August 12, 2013

VIA EMAIL
Chris Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc. Registration Statement on Form S-1 Submitted August 1, 2013 File No. 333-189186

Dear Mr. Windsor:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is hereby providing proposed responses to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on August 7, 2013, August 8, 2013 and August 9, 2013, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”) submitted on August 1, 2013. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

1.  With respect to the agreement filed as Exhibit 10.9, please explain the following:

●	The agreement is between the Company and an entity called Wujiang Luxiang Small Loan Company. Please clarify the relationship between that entity and the Company.

The confusion is due to the translation of the name of that entity from the original Chinese name.  The name in English should have been translated as Wujiang Luxiang Rural Microcredit Co., Ltd., which is described throughout Amendment No. 3 as the ultimate operating company of CCC.

●
The agreement states that the owners of CCC prior to the Share Exchange will own a percentage of the publicly traded issuer equal to 10% of the pre-money valuation of the Company.  Please explain why on page 75 it states that Regeneration currently owns only 6% and after the offering will own 1.8%.

As stated in Amendment No. 3, the owners of CCC prior to the Share Exchange consisted of Regeneration Capital Group LLC and Cawston Enterprises Ltd., who received 540,000 and 360,000 shares of CCC common stock, respectively, on December 19, 2011, in consideration for incorporation and advisory services.  Upon consummation of the Share Exchange on August 7, 2012, an additional 8,100,000 shares were issued to the ultimate owners of the shareholders of Wujiang Luxiang.  So at that time, the two original owners of CCC owned 10% of the Company.  Following conversion of the Company’s outstanding shares of preferred stock at the IPO into shares of common stock currently held by Regeneration, Regeneration’s ownership will be reduced accordingly.

●
Please confirm that Regeneration is not entitled to any additional shares of the Company under this agreement and that there are no other agreements between the Company and Regeneration, other than as have been filed as exhibits to the S-1.

We hereby confirm that Regeneration is not entitled to any additional shares of the Company under that agreement and that there are no other agreements between the Company and Regeneration, other than as have been filed as exhibits to the S-1.

2.  Please explain how the Company is dealing with the beneficial conversion feature in connection with the Series A and Series B preferred stock in its financial statements and its contingent conversion at the IPO date.

Analysis of Series A and B preferred stock under ASC 480 and 470

FACTS

Between January 1, 2012 and April 1, 2013, the Company issued a total of 745 shares of Series A preferred stock and received gross proceeds of $372,500.

Between October 12, 2012 and May 8, 2013, the Company issued a total of 760 shares of Series B preferred stock and received gross proceeds of $380,000.

	Series A preferred stock	Series B preferred stock
DIVIDENDS	N/A	N/A
REDEMPTION	N/A	N/A
CONVERSION OPTION	50% discount of IPO price, automatic conversion upon IPO	75% discount of IPO price, automatic conversion upon IPO
VOTING RIGHTS	N/A	N/A

ANALYSIS

IS THE FINANCIAL INSTRUMENT WITHIN THE SCOPE OF ASC 480-10, Distinguishing Liabilities from Equity?

Under ASC 480-10, there are three categories of freestanding financial instruments required to be accounted for as liabilities.

●	Mandatorily redeemable shares;
●	Instruments that do or may obligate the issuer to buy back some of its shares (or are indexed to such an obligation) in exchange for cash or other assets; and
●	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on -
-A fixed monetary amount known at inception;
-A variable other than the fair value of the issuer’s shares such as a market index; or
-A variable inversely related to the fair value of the issuer’s shares.

Category One – Mandatorily Redeemable shares
Not applicable to both Series A and B.

Category Two - Instruments that do or may obligate the issuer to buy back some of its shares
Not applicable to both Series A and B.

Category Three – Obligations that Must or May Be Settled with a Variable Number of Shares

ASC 480-10-25-14, “ A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
-A fixed monetary amount known at inception;
-A variable other than the fair value of the issuer’s shares such as a market index; or
-A variable inversely related to the fair value of the issuer’s shares.

We applied ASC 480-10-55-22, Obligation to Issue Shares with Monetary Value Based on a Fixed Monetary Amount Known at inception, to the Series A and B preferred stock.

When the IPO occurs (a contingent event) and upon conversion, Series A holders will receive common stock that is worth 2x the initial investment regardless of the IPO price and Series B will receive common stock that is worth 4x the initial investment regardless of the IPO price.

We note that these preferred shares are non-redeemable and if an IPO does not occur, the preferred shares will remain simply as that.  Prior to the occurrence of an IPO, the preferred shareholders have no claim against the assets of the Company for settlement and the preferred shares will remain outstanding indefinitely. Therefore, it cannot be argued that the holder of the instruments is promised any form of ‘fixed value’ because the preferred A and B stockholders may receive nothing if an IPO does not occur. Therefore, the preferred stock should not be considered as stock settled debt.

A key determinator in guidance related to the question of equity versus liabilities (ASC 480-10, Distinguishing Liabilities from Equity), is whether the instruments have more of the characteristics of liabilities than equity, such as providing the holder a fixed return.  As described above, that is not the case here as the holder does not have the option to convert and conversion may never occur.  The preferred stock meets all classification requirements for equity treatment, and the only settlement provision available is a contingent mandatory conversion into another equity account (common stock).  Accordingly, we do not believe liability classification under ASC 480-10 would be appropriate.

Consideration of ASC 815-15-25-1

We assessed the Series A and B preferred stock under ASC 815-15-25-1, Embedded Derivatives, and determined that they are more akin to equity than debt as the economic characteristic and risk of the preferred shares are “clearly and closely” related to the underlying common shares.

Consideration of ASC 470-20-30

We followed the guidance in ASC 470-20-30, Initial Measurement, in measuring the beneficial conversion feature of the Series A and Series B preferred stock.

ASC 470-20-30-6 states that the “intrinsic value shall be calculated at the commitment date, as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.”

ASC 470-20-30-10 defines ‘commitment date’ as “the date when an agreement has been reached that meets the definition of a firm commitment.”

We agree with the Staff that the commitment dates of the preferred stock are their respective issuance dates.

Consideration of ASC 470-20-25-8

ASC 470-20-25-8 as illustrated in ASC 470-55-18 and ASC 470-55-19 states that,

“If a convertible instrument has a conversion option that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock to the holder at any conversion date, the convertible instrument shall be considered stock-settled debt and the contingent beneficial conversion option provisions of this Subtopic would not apply when those resets subsequently occur. However, the guidance in paragraph 470-20-25-5 applies to the initial recognition of such a convertible instrument, including any initial active beneficial conversion feature. “

In evaluating this literature in relation to the preferred stock instruments, we note that: (1) the conversion feature in the preferred stock instruments are NOT conversion options as they are contingent mandatory conversions that contain no optionality; and (2) there is no ‘continuous reset’ of the conversion rate.  There will only be one conversion rate and if such occurs (i.e. an IPO occurs and the conversion rate it set) conversion will be mandatory at such time.  We believe the intent of the guidance above was not for instruments that do not have a conversion option and only one fixed conversion price.

We acknowledge that the commitment dates are the issuance dates, and therefore upon the occurrence of the contingent event (IPO) we will apply ASC 470-20-35-1, Subsequent Measurement. We compared the number of shares to be received based upon the post contingent conversion price ($3.25) for Series A and ($1.63) for Series B with the number of shares to be received before the occurrence of the contingent event (zero shares as there was no basic beneficial conversion feature).  The incremental value ($752,500) will be recognized when the triggering event (IPO) occurred.

Accounting upon conversion

The beneficial conversion feature of the preferred stock will be accounted for as a deemed dividend upon conversion when the Company completes the IPO in accordance with ASC 470-20-25-20, Contingent Conversion Options. The total estimated amount of the deemed dividend in connection with the conversion of the preferred stock into common stock is $752,500.  The deemed dividend will primarily be accounted for as a reduction to retained earnings and an offsetting increase to additional paid in capital in the Company's financial statements following the conversion, in accordance with ASC 470-20-30-8 which limits the amount assigned to the beneficial conversion feature to the amount of the proceeds allocated to the convertible instrument.

3.  Please provide a subsequent event footnote in the March 31, 2013 financial statements that reference the sale of additional shares of Series A and Series B preferred stock.

The following subsequent event footnote will be added on page F-53 of Amendment No. 4 to the S-1:

“On April 1, 2013, CCC sold an additional 100 shares of Series A preferred stock to an investor who previously purchased shares of Series A preferred stock. The sale of the additional shares of Series A preferred stock was on the exact same terms as the prior sales of Series A preferred stock.  In addition, between April 1, 2013 and May 8, 2013, CCC sold a total of 120 additional shares of Series B preferred stock to an aggregate of 9 investors. The sale of the additional shares of Series B preferred stock was on the exact same terms as the prior sales of Series B preferred stock.”

4.  You note on page 2 and elsewhere in the S-1 that in the event the proceeds are not available to the Wujiang Shareholders to be used to increase the registered capital of Wujiang Luxiang within 90 days of the consummation of the offering, then, in the interim, you will loan the proceeds directly to either Wujiang Luxiang’s current clients who have offshore operations or such client’s offshore vendors.  Please clarify what entity will be making the interim loans.

In response to the Staff’s comments, we will clarify the disclosures on pages 2, 19, 33 and 62 of Amendment No. 4, to make it clear that the loans will continue to be made by Wujiang Luxiang to its existing clients or such client’s vendors who have offshore operations, but that the funds for such loans will be wired from CCC HK’s account to the offshore accounts of such clients and vendors.  The legal opinion of Dacheng Law Offices, our PRC counsel, which is set forth as Exhibit 99.1 to the S-1, states that all parts of the Funding (as described in the S-1), including the making of the interim loans, is compliant with PRC laws.

The Company hereby confirms that there will be no material adverse trends in the results of operations for the quarter ended June 30, 2013. The consolidated net income, consolidated revenue and basic and diluted earnings per share for the six months ended June 30, 2013 are expected to be approximately $3,535,838, $6,305,598 and $0.393, respectively.

In addition, the Company hereby confirms that

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Huichun Qin
Mr. Huichun Qin